Exhibit 97.1

INSPIRA TECHNOLOGIES OXY B.H.N. LTD (the “Company”)

CLAWBACK POLICY

Effective as of November 28, 2023

Background

The Board of Directors of the Company (the “Board”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy, which provides for the recoupment (or clawback) of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws of the United States (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and the listing standards of the Nasdaq Stock Market (“Nasdaq”) under Nasdaq Listing Rule 5608. In addition, this Policy is designed to comply with the requirements under the Israeli Companies Law 5759-1999 (the “Companies Law”) with respect to clawback provisions to be included in the Company’s Compensation Policy, as may be amended from time to time.

Administration

This Policy shall be administered by the Compensation Committee of the Board (the “Compensation Committee”). Any determinations made by the Compensation Committee shall be final and binding on all affected individuals. Subject to any limitation under applicable law, the Compensation Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (the “Authorized Officers”) (other than with respect to any recovery under this Policy involving such officer or employee).

Covered Executives

This Policy applies to the Company’s current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the Nasdaq (“Covered Executives”).

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Compensation Committee will require prompt reimbursement or forfeiture of any excess Incentive Compensation (as defined below) received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. For the sake of clarity, recoupment is required in the event of any restatement that either: (a) corrects an error in previously issued financial statements that is material to the previously issued financial statements; or (b) corrects an error not material to previously issued financial statements, but that would result in a material misstatement if (i) the error was left uncorrected in the then current period; or (ii) the error correction was recognized in the then current period. The Company’s obligation to recover erroneously awarded compensation is not dependent on if or when the restated financial statements are filed. For purposes of determining the relevant recovery period, the date that the Company is required to prepare an accounting restatement as described above is the earlier to occur of: (A) the date the Board, a committee of the Board, the Authorized Officers, or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described above; or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement as described above. In accordance with Nasdaq Rule 5608(e), this Policy is applicable to Incentive Compensation (as described below) received on or after October 2, 2023.

Incentive Compensation

For purposes of this Policy, “Incentive Compensation” means any of the following, provided that such compensation is granted, earned or vested based wholly or in part on the attainment of a financial reporting measure affected by the restated financial statements:

●	Annual bonuses and other short- and long-term cash incentives.

●	Share options.

●	Share appreciation rights.

●	Restricted shares.

●	Restricted share units.

●	Performance shares.

●	Performance units.

Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Share price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission. The Company’s financial reporting measures may include, but are not limited to, the following:

●	Company stock price.

●	Total shareholder return.

●	Revenues.

●	Net income.

●	Earnings before interest, taxes, depreciation and amortization (EBITDA).

●	Funds from operations.

●	Liquidity measures such as working capital, operating cash flow or Free Cash Flow.

●	Return measures such as return on invested capital or return on assets.

●	Earnings measures such as earnings per share.

This Policy applies to all Incentive Compensation received by a Covered Executive:

●	After beginning service as an executive officer;

●	Who served as an executive officer at any time during the performance period for that Incentive Compensation;

●	While the Company has a class of securities listed on a national securities exchange or a national securities association; and

●	During the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in this Policy. In addition to these last three completed fiscal years, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

Incentive Compensation is deemed received in the Company’s fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Compensation Committee, and without regard to any taxes paid by or withheld from the Covered Executive. If the Compensation Committee cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. For Incentive Compensation based on share price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount will be based on a reasonable estimate of the effect of the accounting restatement on the share price or total shareholder return upon which the Incentive Compensation was received. In such case, the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

Method of Recoupment

The Compensation Committee will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

●	Requiring reimbursement of cash Incentive Compensation previously paid;

●	Seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

●	Offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive in accordance with applicable law;

●	Cancelling outstanding vested or unvested equity awards; and/or

●	Taking any other remedial and recovery action permitted by law, as determined by the Compensation Committee.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any Incentive Compensation recovered under this Policy or from any consequence arising therefrom.

Interpretation

The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, Rule 10D-1, any applicable rules or standards adopted by the Securities and Exchange Commission or Nasdaq, and the Companies Law.

Effective Date

This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and, in accordance with Nasdaq Rule 5608(e), shall apply to Incentive Compensation that is received by Covered Executives on or after October 2, 2023.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by Nasdaq. The Board may terminate this Policy at any time.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of applicable law. The Board and/or Compensation Committee may require that any employment agreement, equity award agreement, or similar agreement entered into or amended on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of: (a) any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company, including termination of employment or institution of legal proceedings; and (b) any statutory recoupment requirement, including Section 304 of the Sarbanes-Oxley Act of 2022. For the avoidance of doubt, any amounts paid to the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2022 shall be considered (and may be credited) in determining any amounts recovered under this Policy.

Impracticability

The Compensation Committee shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined in accordance with Rule 10D-1(b)(1)(iv) under the Exchange Act and the listing standards of Nasdaq. In order for the Company to determine that recovery would be impracticable, the Compensation Committee must conclude the following:

a)	The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such Incentive Compensation. Note that the attempt(s) to recover must be documented by the Company and such documentation provided to Nasdaq;

b)	Recovery would violate home country law where that law was adopted prior to November 28, 2022. Note that the Company must obtain a legal opinion of home country counsel that such recovery would result in a violation of local law and provide such opinion to Nasdaq; or

c)	Recovery would likely cause an otherwise tax-qualified retirement plan under which benefits are broadly available to Company employees to fail to meet the requirements for qualified pension, profit-sharing and stock bonus plans under Section 401(a)(13) of the U.S. Internal Revenue Code or the minimum vesting standards under Section 411(a) of the U.S. Internal Revenue Code.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit Filing

A copy of this Policy shall be filed as an exhibit to the Company’s annual report on Form 20-F.

ATTESTATION AND ACKNOWLEDGEMENT OF CLAWBACK POLICY FOR INSPIRA
TECHNOLOGIES OXY B.H.N. LTD (the “Company”)

By my signature below, I acknowledge and agree that:

●	I have received and read the attached Clawback Policy (this “Policy”) of the Company.

●	I hereby agree to abide by all of the terms of the Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any incorrectly awarded Incentive Compensation to the Company as determined in accordance with the Policy.

●	I hereby waive any claim against the Company, its Authorized Officers and the Board in connection with the implementation of the Policy.

Signature:_________________________

Printed Name:______________________

Date:_____________________________